JAMES STAFFORD
James Stafford, Inc. Chartered Accountants Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754 www.jamesstafford.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated 14 July 2011 with respect to the consolidated financial statements of Pacific North West Capital Corp. (the “Company”), which comprise the consolidated balance sheets as at 30 April 2011 and 2010 and the consolidated statements of changes in shareholders’ equity, loss and comprehensive loss, and cash flows for each of the years in the three-year period ended 30 April 2011, in the Annual Report on Form 20-F of the Company dated 26 July 2011.

Vancouver, Canada	Chartered Accountants

26 July 2011